U.S. SECURITIES AND EXCHANGE COMMISSION
              WASHINGTON, D.C. 20549
                   FORM 12b-25
            SEC File Number 000-26373

NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-K [ ] Form 20-F [ ] Form 11-K  [] Form 10-Q [
] From N-SAR For Period Ended:   [ ] Transition Report on Form 10-K [ ]
Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                      PART I
                REGISTRANT INFORMATION

Full Name of Registrant
   - Rocketinfo, Inc.
Former Name if Applicable -
Address of Principal Executive Office
 Street and Number
- 701 5th Avenue, Suite 4200

City, State and Zip Code
  - Seattle, WA 98104

                      PART II
               RULES 12B-25 (B) AND (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE
FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE) (A)   THE
REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE; [ X ]

(B) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT ON FORM 10-K, FORM 20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE
FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

(C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.



                  PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20- F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

Financial information to be contained in the Registrant's 10-KSB for the year ended December 31, 2007, cannot be analyzed and completed on a timely basis.


               PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:
Jody M. Walker,
Attorney at Law               (303)     850-7637
     (name)               (Area Code) (Telephone #)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? if the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [x] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rocketinfo, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 28, 2008

By
/s/Philip Graves
--------------------------------
Philip Graves, President